UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
Exchange Act of 1934
CNA SURETY CORPORATION

Name of Subject Company (issuer))
SURETY ACQUISITION CORPORATION
(offeror)
a wholly owned subsidiary of
CONTINENTAL CASUALTY COMPANY
a wholly owned subsidiary of
THE CONTINENTAL CORPORATION
a wholly owned subsidiary of
CNA FINANCIAL CORPORATION

Names of Filing Persons (other person(s))
Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)
12612L1008

(CUSIP Number of Class of Securities)
Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois 60604-4107
Telephone: (312) 822-5000
With a copy to:
Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$466,255, 011	$54,132.21

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety Corporation, a Delaware corporation, other than Shares owned by CNA Financial Corporation (“CNAF”) and its subsidiaries, at a purchase price of $26.55 per Share, net to the seller in cash. As of May 6, 2011, there were 44,986,541 Shares outstanding, of which 27,425,147 Shares are owned by subsidiaries of CNAF. As a result, this calculation assumes the purchase of 17,561,394 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0—11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00011610.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $54,132.21	Filing Party: CNA Financial Corporation
Form or Registration No.: Schedule TO	Date Filed: May 11, 2011
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☑ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3

☐ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer	☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer

This Amendment No. 4 (this “Amendment”) further amends and supplements the Tender Offer Statement filed on Schedule TO (this “Schedule TO”) which relates to the tender offer by Surety Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of CNA Financial Corporation, a Delaware corporation (“CNA Financial”) to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety Corporation, a Delaware corporation (“CNA Surety”), other than Shares owned by CNA Financial and its subsidiaries, at a purchase price of $26.55 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”).
     The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Purchase.
Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:
     “The Offer expired at 12:00 midnight, New York City time, on Wednesday, June 8, 2011. Wells Fargo Bank, N.A., the Depositary for the Offer has advised Purchaser that, as of such time, a total of 14,711,891 Shares had been validly tendered and not withdrawn in the Offer, with an additional 376,057 Shares tendered by notice of guaranteed delivery. The tendered Shares (excluding shares tendered subject to guaranteed delivery procedures) represent approximately 84% of the outstanding Shares not owned by CNA Financial and its subsidiaries. The number of Shares tendered pursuant to the Offer satisfies the non-waivable “majority-of-minority” condition to the Offer. Purchaser has accepted for payment all Shares that were validly tendered in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer. Upon purchase of the tendered Shares, CNA Financial and its subsidiaries will own approximately 94% of the outstanding Shares.
     As soon as practicable, Purchaser intends to complete a short-form merger with and into CNA Surety. No vote of CNA Surety stockholders will be required in connection with the merger. As a result of the merger, all shares of CNA Surety common stock held by the remaining minority stockholders of CNA Surety will be cancelled and, subject to appraisal rights under Delaware law, converted into the right to receive $26.55 per share in cash, the same consideration paid in the tender offer. Following the completion of the merger, CNA Surety will be a wholly owned indirect subsidiary of CNA Financial and CNA Surety’s common stock will cease to be traded on the New York Stock Exchange.
     On June 9, 2011, CNA Financial issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)((iii)) and is incorporated herein by reference.”
Item 12. Exhibits
     Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:
     “(a)(5)(iii)      Press Release, issued by CNA Financial, dated June 9, 2011.”

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 9, 2011

SURETY ACQUISITION CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

CNA FINANCIAL CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

CONTINENTAL CASUALTY COMPANY
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

THE CONTINENTAL CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary